Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11247

SUPPLEMENT DATED MAY 21, 2021

TO OFFERING CIRCULAR DATED SEPTEMBER 14, 2020

Parallel Flight Technologies, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated September 14, 2020, and the supplements thereto, of Parallel Flight Technologies, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated September 14, 2020 is available Here.

The purpose of this supplement is to announce the Company’s intention to terminate the offering described in the Offering Circular, on June 30, 2021, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Class B Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after June 30, 2021 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.	OTHER EVENTS

Updated Escrow Services Agreement

On September 2, 2020, Parallel Flight Technologies, Inc., (the “Company”), Prime Trust, LLC, and StartEngine Primary LLC, entered into a new Escrow Services Agreement with respect to the Company’s Regulation A+ Offering (the “Offering”), which increases the maximum amount to be raised in the Offering from $7,499,999 to $7,762,577, as consistent with the Offering Circular.

A copy of the updated Escrow Services Agreement is filed as Exhibit 8.1 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Parallel Flight Technologies Inc.

By:	/s/ Joshua Resinick
Name:	Joshua Resnick
Title:	CEO

Date:	September 30, 2020